August 1, 2025

Hunter Horsley
President and Treasurer
Bitwise 10 Crypto Index Fund
250 Montgomery Street, Suite 200
San Francisco, CA 94104

       Re: Bitwise 10 Crypto Index Fund
           Amendment No. 1 to Registration Statement on Form S-3
           Filed June 18, 2025
           File No. 333-287889
Dear Hunter Horsley:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 2, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-3
General

1. We note that the Exchange filed an amended Rule 19b-4 application on July 17, 2025.
       Please revise your disclosure throughout the prospectus, including with respect to information incorporated by reference from your Annual Report on Form 10-K for the fiscal year ended December 31, 2024, for consistency with the amended Rule 19b-4 application.
 August 1, 2025
Page 2
Prospectus Summary
Overview of the Trust, page 1

2. We note your response to prior comment 3. Please reconcile your disclosures here and on page 28 to be consistent with your response relating to the Sponsor s pursuit of incidental opportunities.
The Index, page 3

3. Please revise to include a brief description of each of the constituent platforms comprising the Index, including the eligibility criteria, any oversight of the selection process, and where the platforms are located and how they are licensed or regulated.
       In addition, please include a table with market share and volume information for each constituent platform used to calculate the Index.
Material Contracts
Custodian Agreement, page 53

4. We note your response to prior comment 4. Please reconcile your statement here that
          [n]either the Sponsor nor the Trust has given any instructions to the Custodian as it
       relates to Incidental Rights and/or IR Assets,    with your disclosure
elsewhere that the
       Trust will not seek to acquire, and has disclaimed ownership in any, IR Assets or
       Incidental Rights.
Exhibits

5. We note your response to prior comment 20 and re-issue the comment in part. Please file your Prime Execution Agreement and Trade Financing Agreement as exhibits to the registration statement, or tell us why they are not required to be filed. Refer to
       Item 601(b)(10) of Regulation S-K.

       Please contact Lulu Cheng at 202-551-3811 or Irene Paik at 202-551-6553 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   James Audette, Esq.